CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME PARTNERS L.P.

December 26, 2013

Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Navios Maritime Partners L.P.

Registration Statement on Form F-3

and Documents Incorporated by Reference

Filed November 7, 2013

File No. 333-192176

Dear Mr. Dobbie,

As outside counsel to, and on behalf of, Navios Maritime Partners L.P. (the “Company”), we respond as follows to the Staff’s legal comments dated December 4, 2013 (the “Comment Letter”) relating to the above-captioned Registration Statement on Form F-3 (the “Registration Statement”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME PARTNERS L.P.

Registration Statement on Form F-3

Ratio of Earnings to Fixed Charges, page 32

1. We note that you have disclosed the ratio of earnings to fixed charges for the most recent interim period as well as the last five fiscal years. Please revise to file an exhibit to your Form F-3 to show the figures used to calculate the ratios. See Instruction 3 to Item 503(d) of Regulation S-K and see Item 601(b)(12) of Regulation S-K.

Response:

In response to the Staff’s comment, please note that the Company did not include the referenced exhibit since Instruction 3 to Item 503(d) references Item 601(b)(12) of Regulation S-K for the required exhibit, and such exhibit does not appear to be required pursuant to the exhibit table in Item 601 of Regulation S-K as there is no “X” in the column for Form F-3 for exhibit (12).

Form 20-F for the Year Ended December 31, 2012

Statement of Income, page F-4

2. We note that on the face of the statements of income, you disclose the amount of time charter revenue for the year ended December 31, 2012 that relates to related party transactions. Please revise to also disclose the amount of costs and expenses incurred from transactions with related parties on the face of the statement of income as required by Rule 5-03(2) and Rule 4-08(k) of Regulation S-X. Similarly, any significant amounts on the balance sheet or statement of cash flows that relate to transactions with related parties should be separately disclosed.

Response:

As part of the Company’s Annual Report on Form 20-F and interim reports on Form 6-K, the Company provides extensive footnote disclosure of its related party transactions (see Note 18 to the Company’s consolidated financial statements for the year ended December 31, 2012). As disclosed in Note 18 to the Company’s consolidated financial statements for the year ended December 31, 2012, the Company’s related party transactions include principally (i) time charter revenues, (ii) management fees, (iii) general and administrative expenses and (iv) acquisitions of vessels. In addition to its extensive footnote disclosure, the Company also discloses related party revenues on the face of its statement of income as well as amounts due to related parties as a separate caption on its balance sheet (which then corresponds to the separate disclosure of the related party operating activities within the statement of cash flows).

In future Annual Reports on Form 20-F and interim reports on Form 6-K, the Company will (i) modify the caption “Management fees” in its statement of income to specifically indicate that management fees are entirely related party transactions. In addition, if applicable during a specific period, the Company will

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME PARTNERS L.P.

also modify the relevant caption of its statement of cash flows to indicate when an investing activity, such as the acquisition of a vessel, is transacted with a related party. Based on the insignificance of the amounts involved and the footnote disclosure of the same, the Company believes that separate disclosure of general and administrative services transacted with related parties does not warrant separate disclosure on the face of its statement of income. To the extent that such transactions become more significant over time, the Company will re-consider its conclusion.

Note 20. Other Income, page F-22

3. We note your disclosure that on November 15, 2012 you agreed to restructure your credit default insurance and as a result you recognized $22,453 in other income net of related expenses received from the credit default insurer. Please describe in greater detail the facts and circumstances surrounding the credit default insurance restructuring, including the reason for the lump sum cash payment received in 2012 and how the repayment amount was determined. As part of your response, please provide us with the authoritative accounting guidance that you relied upon in determining your accounting treatment.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY NAVIOS MARITIME

PARTNERS L.P.; REQUEST NO. 2013.12.26.3.1

Response:

[*]

Form 6-K filed on November 1, 2013

Consolidated Statements of Income, page F-3

4. We note from your consolidated statements of income that for the nine months ended September 30, 2013, you recognized $13,446 of other income. We also note from your disclosure in Note 15 that as part of a new suspension agreement entered into in June 2013, you received up-front compensation of $10,000 covering hire revenues for the suspension period until April 2016 which during the six months ended June 30, 2013, $10,000 was recognized in your income statement as other income since you have no future requirements to provide services or refund any payments received. We note additional suspension compensation of $3,333 was recognized in the income statement also as other income during the quarter ended September 30, 2013 for the same reasons as discussed above. In light of the fact that you disclose that the amount received relates to periods

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME PARTNERS L.P.

which extend through April 2016, please tell us, and revise to disclose in the notes to the financial statements, why you believe it was appropriate to recognize $13,446 as other income in the periods discussed above. As part of your response, please cite the authoritative accounting literature you relied upon in determining the accounting treatment of such cash payments.

Response:

Prior to June 2013, the Company had a charter agreement in place with respect to one of its vessels that covered the period through September 2022 (the “Original Charter”). As a result of financial difficulties being experienced by the charterer (the “Original Charterer”), in June 2013, the Company entered into an agreement with the Original Charterer pursuant to which:

•	the Company and the Original Charterer entered into a suspension agreement (the “Suspension Agreement”), which “suspended” the Original Charter from June 2013 through April 2016 (the “Suspension Period”);

•	the vessel subject to the charter was re-delivered to the Company for re-deployment (at the Company’s sole discretion) with one or multiple new charterers (the “New Charterers”) during the Suspension Period (the “New Charters”);

•	during the Suspension Period, the Original Charterer has no usage rights over the vessel and has no obligation or liability to make time charter payments to the Company;

•	the terms of the Original Charter remain unchanged for the period from May 2016 through September, 2022 (the “Tail Period”); and

•	as consideration for entering into the Suspension Agreement, the Company received a one-time cash payment amounting to $10,000 in June 2013 and was also to receive $3,333 (to be paid in eight monthly installments through February 2014 ) (the “Termination Penalty”).

The Company considered three possible accounting models to account for the Suspension Agreement, which are summarized as follows:

The Sub-Lease Model

Under this model, the Company would treat the execution of the Suspension Agreement in a manner similar to a sub-lease by the Original Charterer to the New Charterers. Under this model, the Company would have treated the consideration received as a prepayment on the Original Charterer and recognized it in income over the Suspension Period.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME PARTNERS L.P.

The Company concluded that the execution of the Suspension Agreement was fundamentally different than a sub-lease arrangement from a number of different perspectives, including (i) the Original Charterer was relieved of the primary obligation under the Original Charter and is not secondarily liable for payments during the Suspension Period, (ii) the Company, not the Original Charterer, was exposed to the credit risk of the New Charterers during the Suspension Period and (iii) the Original Charterer had no ability to influence decisions with respect to how the vessel ought to be re-deployed during the Suspension Period (e.g. short-term charters vs. longer-term charters, credit profiles of counterparties, etc.).

Specifically as it relates to sub-leases, ASC 840-10-40-3 states that “if the original lease agreement is replaced by a new agreement with a new lessee, the lessor shall account for the termination of the original lease as provided in paragraph 840-30-40-7.” Accordingly, the Company concluded, after considering the factors outlined above, that the execution of the Suspension Agreement should not be accounted for as a sub-lease and, instead, should be accounted for as a termination in accordance with ASC 840-10-40-3 and 840-30-40-7.

Modification Model

The Company considered whether a modification model was appropriate in the circumstances. However, a modification would ordinarily involve the continuation of the existing lease under different terms. In this case, there is no lease with the Original Charter in existence during the Suspension Period. Accordingly, the Company concluded that a model based on modification of a lease was not the most appropriate in the circumstances and a model that treated the lease as a termination would be most appropriate.

Termination Model

Having determined that a termination model was most appropriate in the circumstances, the Company analyzed the Termination Penalty and concluded that, economically, it represented compensation from the Original Charterer for the terminated lease (which was above market at the time of the Suspension Agreement) as opposed to a prepayment on the lease with the Original Charterer that would re-commence in April 2016. Accordingly, in accordance with ASC 840-30-40-7, the Company recognized the Termination Penalty as “Other income” in the period received or when collectability was reasonably assured.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME PARTNERS L.P.

In future filings, the Company will revise its disclosure as follows:

OTHER INCOME

In connection with a suspension agreement entered into in June 2013, Navios Partners received compensation of $13,333 covering hire revenues for the suspension period until April 2016. The suspension agreement was accounted for as a termination of an existing lease and, accordingly, the termination penalty of $13,333 was recognized in the statement of income under the caption “Other income.” As of December 31, 2013, $X, XXX remained outstanding from the charterer and is included in Accounts Receivable. This remaining outstanding balance is expected to be received by February 2014.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Registration Statement, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason